SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13G/A

            Under the Securities Exchange Act of 1934
                       (Amendment No. 17)*

                    DEKALB Energy Company
                       (Name of Issuer)

                        Class A Stock
                (Title of Class of Securities)

                            244874202
                         (CUSIP Number)

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              13G/A


 CUSIP NO. 244874202

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Thomas H. Roberts, Jr.
         ###-##-####

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)
         (b) x

 3  SEC USE ONLY


 4  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

                   5  SOLE VOTING POWER

                      -0-
    NUMBER OF
      SHARES       6  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY         -0-
       EACH
    REPORTING      7  SOLE DISPOSITIVE POWER
      PERSON
       WITH           -0-

                   8  SHARED DISPOSITIVE POWER

                      -0-

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON        -0-

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES
                      Inapplicable

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      0%

12  TYPE OF REPORTING PERSON
                      IN

          The purpose of this amendment no. 17 is to report that on May 17, 1995 a wholly-owned subsidiary of Apache Corporation ("Apache") was merged into DEKALB Energy Company (the "Company"). Pursuant to such merger the Company became a wholly-owned subsidiary of Apache and all of the shares of Class A Stock and Class B Stock held by the reporting person were converted into shares of Common Stock of Apache. Accordingly, as of such date the reporting person ceased to be the beneficial owner of shares of Class A Stock and Class B Stock of the Company.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:             May 17, 1995

/s/ Thomas H. Roberts, Jr.